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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

June 10, 2011

Re:	Ally Financial Inc. Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-173198

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. West:

On behalf of Ally Financial Inc. (the “Company” or “Ally”), we are submitting here a supplemental response to the Company’s response dated June 3, 2011 to Comment 13 raised in your letter dated May 27, 2011. In addition, the Company is submitting supplementally the following documents:

•	Resort Finance Transaction Schematic

•

Purchase and Sale Agreement, GMACCF Resort Finance Portfolio, by and among GMAC Commercial Finance LLC, Resort Finance America, LLC, Resort Finance Holdings, LLC and Ally Financial Inc., as Guarantor, dated as of September 13, 2010

•

First Lien Credit Agreement, dated as of September 13, 2010, among Resort Finance America, LLC, as borrower, the Subsidiary Guarantors Party thereto, the Lenders Party thereto, Ally Financial Inc., as first lien collateral agent and Ally Financial Inc., as first lien administrative agent

Mr. Hugh West	2	June 10, 2011

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler

Richard J. Sandler

cc w/enc:	David J. DeBrunner Ally Financial Inc.

Mr. Hugh West	3	June 10, 2011

13. We note your response to comment 24 in our letter dated April 27, 2011. Considering the business activities of the SPE are solely related to the Portfolio (i.e. acquiring, developing, owning, holding, selling and otherwise managing the Resort Finance Portfolio), explain to us in greater detail how you reached the conclusion that this is not a limitation or a constraint on the SPE’s rights to pledge or exchange the transferred assets of the Portfolio; thus precluding you from sale accounting. Refer to ASC 860-10-40.

ASC 860 (Derecognition) Assessment – Resort Finance

Accounting for sales of financial instruments are governed by ASC 860, Transfers and Servicing (ASC 860) and those arrangements that meet the criteria in Subtopic 10-40-5 shall be accounted for as sales of financial assets because the transferor surrenders control over the assets transferred. Under Subtopic 10-40 of ASC 860, a transfer of a financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange

Given that the Resort Finance portfolio is comprised of financial assets, the transfer of that portfolio was assessed pursuant to the above derecognition requirements under Subtopic 10-40-e.

Note that given the transfer was assessed pursuant to Subtopic 10-40, it does not fall within the scope of SAB Topic 5V, Certain Transfers of Non-Performing Assets, which specifically states that “FASB ASC Topic 860, Transfers and Servicing, provides guidance for determining when a transfer of financial assets can be recognized as a sale. The interpretive guidance provided in response to Questions 1 and 2 of this SAB does not apply to transfers of financial assets falling within the scope of FASB ASC Topic 860.” Therefore the guidance in ASC 860 was applied in assessing derecognition of the Resort Finance portfolio. Additionally, as directed under SAB Topic 5V, the Company applied “the guidance contained in ASC 810, Consolidation, in determining whether it should consolidate the newly-formed entity.”

Legal Isolation

ASC-860-10-40-5 requires that, in order for sale accounting to be applied, the transferred financial assets must be isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Transferred financial assets are isolated in bankruptcy or other receivership only if the transferred financial assets would be beyond the reach of the powers of a bankruptcy trustee or other receiver for the transferor or any of its consolidated affiliates included in the financial statements being presented.

External counsel has provided a legal true sale opinion which considers the transfer of loans to the SPE as well as all related agreements, such as the First Lien Credit Agreement which governs the seller financing. This opinion states that “the transfer of the Transferred Assets under the Purchase and Sale Agreement, when all relevant factors are considered as a whole, constitutes the sale or absolute transfer of the Transferred Assets from the Seller to the Purchaser… in the event the seller were to become a debtor under the Bankruptcy Code the transfer of the Transferred Assets under the Purchase and Sale Agreement would not be, after full consideration of all relevant factors, properly characterized as a pledge of the transferred assets to secure a borrowing from the Seller to the Purchaser… such Transferred Assets would not be part of the estate of the Seller…”

Ability to Sell/Pledge

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ASC-860-10-40-5 requires that, in order for sale accounting to be applied, the transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities and that entity is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

There are no provisions in the structure which would constrain the ability of the SPE to pledge or sell the transferred assets. Ally does hold a limited protective right to consent over sales of loans in the Resort Finance portfolio in certain limited situations, including material sales exceeding a specified threshold and sales to affiliates of the purchaser. These provisions are detailed in Section 7.5 of the First Lien Credit Agreement. In both cases, consent may not be unreasonably withheld.

For sales which exceed a fair market of $5,000,000 for any single transaction (or $75,000,000 in the aggregate over the term of the seller financing) and if there is no event of default that would result immediately before or after the sale, the Manager simply needs to provide Ally with notice of such sale within three business days prior to the sale (no consent would be required) in accordance with Section 7.5 (e) (i) of the First Lien Credit Agreement. If a sale above such thresholds will occur and there will be an event of default, then Ally consent will be required; however, such consent may not be unreasonably withheld in accordance with Section 7.5 (e) (ii) of the First Lien Credit Agreement. See below for excerpt from Section 7.5 (e) of the First Lien Credit Agreement which details this provision:

“sales or transfers of assets with an aggregate fair market value not in excess of $5,000,000 for any single transaction (or group of related transactions) and $75,000,000 in the aggregate over the term of this Agreement, provided that (i) if no Default shall exist or would occur immediately before or after giving effect thereto and the aggregate fair value of such single transaction (or group of related transactions) shall exceed $5,000,000, the Borrower shall have provided to the First Lien Administrative Agent at least three (3) Business Days prior notice thereof and delivered to the First Lien Administrative Agent a certificate to such effect, and (ii) if a Default shall exist immediately before or after giving effect thereto, the Borrower shall have provided to the First Lien Administrative Agent at least three (3) Business Days prior notice thereof, the Borrower shall have delivered to the First Lien Administrative Agent a certificate specifying each such Default, and the First Lien Administrative Agent shall have consented thereto, such consent not to be unreasonably withheld, provided that the consent of the First Lien Administrative Agent shall not be required under this clause (ii) with respect to an asset sale if a binding letter of intent or purchase agreement was executed and delivered by the Borrower with respect to such asset sale at a time when no Default existed and such sale is not to an Affiliate of the Borrower or the Investor Member”

Further, Section 7.5 (f) addresses affiliate sales (i.e. a “non arm’s length transaction”). If an affiliate sale were to occur and if there is no event of default immediately before or after the sale, the Manager simply needs to provide Ally with notice of such sale (no consent would be required). If a sale to an affiliate will occur and there will be an event of default, then Ally consent will be required; however, such consent may not be unreasonably withheld. This is more of an anti-abuse protection and does not preclude the SPE from selling the assets given there is a reasonable population of third party potential buyers (such potential buyers could include hedge funds, private equity funds, and mezzanine funds, among other parties interested in this asset class). See below for excerpt from Section 7.5 (f) of the First Lien Credit Agreement which details this provision:

“other sales or transfers as to which (i) the Borrower has notified the First Lien Administrative Agent of such proposed sale or transfer at least three (3) Business Days in advance, (ii) the

Mr. Hugh West	5	June 10, 2011

Borrower has either identified such sale or transfer to be (x) an arm’s length transaction or (y) a non-arm’s length transaction and, in the case of this clause (y), the First Lien Administrative Agent has not notified the Borrower of its objection to such transaction within three (3) Business Days of its receipt of such notice from the Borrower, and (iii) the Borrower has delivered to the First Lien Administrative Agent a certificate that no Default shall exist or would occur immediately before or after giving effect thereto or, if immediately before or after giving effect thereto a Default shall exist or would occur, the Borrower shall have delivered to the First Lien Administrative Agent a certificate specifying each such Default and the First Lien Administrative Agent shall have consented thereto, such consent not to be unreasonably withheld.”

Further, Section 4.13 (bb) of that same agreement requires consent in the event of full liquidation of the Company.

In assessing whether such constraints would violate sale accounting requirements, the Company looked to ASC 860-10-40-18-b which indicates that “a requirement to obtain the transferor’s permission to sell or pledge that is not to be unreasonably withheld” presumptively would not constrain a transferee pledging or exchanging the transferred financial asset. Thus, such protections are not deemed to constrain the SPE from selling or pledging the transferred assets.

During the period in which the seller financing is outstanding, there is a restriction on the assets that the SPE can purchase pursuant to Section 7.14 of the First Lien Credit Agreement. Pursuant to this provision, the SPE does not own, nor is it allowed to own property other than those assets and also cannot engage in any other business prior to the pay off date of the seller financing. Specifically, Section 1.1 of the First Lien Credit Agreement defines the business of the SPE as:

“Business” means (a) the business of owning and managing the Transferred Assets, any assets acquired as a result of the performance by the Borrower Parties of the Legacy Funding Obligations, and the Collateral (other than any Collateral under the First Lien Investor Member Security Agreement), (b) the business of performing the Legacy Funding Obligations, (c) in connection with any Newco Hypo, the business of making Permitted Newco Hypo Investments, (d) any business or activity related or incidental to and necessary, convenient or advisable to the purchase, sale, financing, development, transfer, exchange, management and operation of timeshare properties and loans constituting Collateral, and (e) acting as the equity holder of certain limited liability companies, trusts or other legal entities engaged in activities related to the purchase, sale, financing and development of timeshare properties and loans constituting Collateral.

This protection is associated with the seller financing provided by Ally and precludes the SPE from acquiring new loans or making new investments except relative to the Resort Finance portfolio. This is a standard creditor protection serving only to guard against possible abuses by the Manager and will terminate once the associated seller financing is repaid. The SPE does have the ability to acquire and/or originate additional similar assets outside of those previously transferred by Ally upon repayment of the seller financing; however, the acquisition of additional portfolios and continued existence of the SPE is at the sole discretion of Centerbridge as equity owner.

The Company does not believe this provision would represent a restriction on the ability to pledge or sell the transferred assets pursuant to Subtopic 10-40. The analysis is focused on whether control has been relinquished on the transferred assets. The evaluation is based upon the transferred assets only and not on any new assets that the purchaser may acquire. Therefore, limitations on future purchases may limit the general activities of the SPE but such limitations have no impact on the

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control of the transferred assets. As is indicated in Subtopic 10-40-15, the FASB concluded that “the ways of using assets that are important in determining whether a transferee holding a financial asset controls it are the ability to exchange it or pledge it as collateral and thus obtain all or most of the cash inflows that are the primary economic benefits of financial assets”. The Company does not feel that such provision would constrain the ability of the Manager to effectively “use the assets” or manage the portfolio during that period. Furthermore, the current structure should have no bearing on potential’s purchaser’s decision to buy assets from the SPE nor would Ally have any ability to dictate the terms upon which the manager chooses to sell the assets. The Manager has the ability to determine the best course to maximize the profitability of the assets held by the SPE. This may include restructuring the underlying debt, putting new lines in place, selling the portfolios or specific loans in the portfolios, bringing in new partners to manage certain properties, restructuring and investing for higher returns and/or foreclosing on the portfolios to produce greater cash flows and higher returns. These options are crucial to the Manager in maximizing profitability. Although, for the period during which the seller financing is outstanding, the Manager is constrained from purchasing additional portfolios, this in no way constrains the Manager’s ability to manage the transferred assets.

Even though the waterfall would require that the seller financing be repaid with the proceeds related to any sale of the transferred assets, this would be no different than any other asset backed financing structure (for example, a securitization structure would require the beneficial interest holders to be repaid with any sale proceeds). Therefore, we believe any concept of replenishment of the asset portfolio is not pertinent to this analysis.

In addition to noting that the SPE has the ability to sell the loans in the Resort Finance portfolio, it is also important to note that Centerbridge has the ability to sell its membership interests in the SPE and there are no substantive restrictions surrounding such sale. Although Section 10.1 of the Limited Liability Company Agreement does indicate that Managing Member consent is required for such sale, this is not deemed a substantive consent right given that the Managing Member is an affiliate of Centerbridge. Note further that Ally has no involvement in that consent provision.

Effective Control

ASC-860-10-40-5 requires that, in order for sale accounting to be applied, the transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

There are no provisions which would enable the Company to repurchase the assets from the SPE. Specifically, Section 2.3 of the Contingent Payment Right Agreement specifically states, “Neither the Administrative Agent [Ally] nor any of the Holders, as such, are deemed to be a member of the Borrower [Resort Finance America, LLC] for any purposes, including, without limitation, for all purposes under the Delaware Limited Liability Company Act, have any voting rights or any right of control over the business of the Borrower and shall no obligation to make any capital contributions to the Borrower.” Note that Ally has made no repurchases of any assets in the Resort Finance portfolio to date.

Based upon the above, Ally has surrendered control of the Resort Finance portfolio to the SPE and the application of sale accounting and derecognition of the assets is appropriate pursuant to ASC 860.

Note that Ally did assess the SPE under the consolidation requirements of ASC 810 which was addressed in the previous response letter provided to the SEC.